# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inhibikase Therapeutics, Inc., CIK 0001750149
CUSIP: 45719W205
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1000 N. West Street, Suite 1200, Wilmington, Delaware (DE), 19801
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-109611
Filed by CIK 0001802528

## Reporting persons
- Fairmount Funds Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,461,101; sole dispositive power 0; shared dispositive power 12,461,101; aggregate amount beneficially owned 12,461,101 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent 8,625,000 shares of the Issuer's Common Stock held by Fairmount Healthcare Fund II LP ("Fund II") and 3,836,101 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of 3,836,101 pre-funded warrants ("Pre-Funded Warrants"). The Pre-Funded Warrants contain a provision (the "Beneficial Ownership Limitation") which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  Row 11 is based on 124,461,101 shares of Common Stock outstanding as of the date of this filing, consisting of 120,899,650 shares of the Issuer's Common Stock outstanding as of November 21, 2025, as disclosed in the prospectus supplement filed pursuant to Rule 424(b)(5) filed by the Issuer with the Securities and Exchange Commission on November 21, 2025 and 3,836,101 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, subject to the beneficial ownership limitation.
- Fairmount Healthcare Fund II L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 12,461,101; sole dispositive power 0; shared dispositive power 12,461,101; aggregate amount beneficially owned 12,461,101 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent 8,625,000 shares of the Issuer's Common Stock held by Fund II and 3,836,101 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of 3,836,101 Pre-Funded Warrants. The Pre-Funded Warrants contain the Beneficial Ownership Limitation which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  Row 11 is based on 124,461,101 shares of Common Stock outstanding as of the date of this filing, consisting of 120,899,650 shares of the Issuer's Common Stock outstanding as of November 21, 2025, as disclosed in the prospectus supplement filed pursuant to Rule 424(b)(5) filed by the Issuer with the Securities and Exchange Commission on November 21, 2025 and 3,836,101 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, subject to the beneficial ownership limitation.
- Peter Harwin: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 12,461,101; sole dispositive power 0; shared dispositive power 12,461,101; aggregate amount beneficially owned 12,461,101 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent 8,625,000 shares of the Issuer's Common Stock held by Fund II and 3,836,101 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of 3,836,101 Pre-Funded Warrants. The Pre-Funded Warrants contain the Beneficial Ownership Limitation which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  Row 11 is based on 124,461,101 shares of Common Stock outstanding as of the date of this filing, consisting of 120,899,650 shares of the Issuer's Common Stock outstanding as of November 21, 2025, as disclosed in the prospectus supplement filed pursuant to Rule 424(b)(5) filed by the Issuer with the Securities and Exchange Commission on November 21, 2025 and 3,836,101 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, subject to the beneficial ownership limitation.
- Tomas Kiselak: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Slovakia (2B); sole voting power 0; shared voting power 12,461,101; sole dispositive power 0; shared dispositive power 12,461,101; aggregate amount beneficially owned 12,461,101 (9.9% of the class)
  Comment: The shares reported herein for the Reporting Person represent 8,625,000 shares of the Issuer's Common Stock held by Fund II and 3,836,101 shares of the Issuer's Common Stock Fund II has the right to acquire through the exercise of 3,836,101 Pre-Funded Warrants. The Pre-Funded Warrants contain the Beneficial Ownership Limitation which precludes exercise of the warrants to the extent that, following exercise, the Reporting Person, together with its attribution parties, would own more than 9.99% of the Common Stock outstanding.
  
  Row 11 is based on 124,461,101 shares of Common Stock outstanding as of the date of this filing, consisting of 120,899,650 shares of the Issuer's Common Stock outstanding as of November 21, 2025, as disclosed in the prospectus supplement filed pursuant to Rule 424(b)(5) filed by the Issuer with the Securities and Exchange Commission on November 21, 2025 and 3,836,101 shares of Common Stock of which the Reporting Person may acquire beneficial ownership upon the exercise of Pre-Funded Warrants, subject to the beneficial ownership limitation.

## Item 1. Issuer
Name of issuer: Inhibikase Therapeutics, Inc.
Address of issuer's principal executive offices: 1000 N. West Street, Suite 1200, Wilmington, DE 19801

## Item 2. Person Filing
Name of person filing:
This Amendment No. 2 to Schedule 13G amends and restates the statement on Schedule 13G originally filed on October 17, 2024 and Amendment No. 1 thereto filed on February 14, 2025.

This joint statement on Schedule 13G (this "Statement") is being filed by Fairmount Funds Management LLC ("Fairmount"), Fund II, Peter Harwin, and Tomas Kiselak. Fairmount, Fund II, Mr. Harwin, and Mr. Kiselak are collectively referred to herein as the "Reporting Persons."

The Common Stock reported herein includes Common Stock beneficially owned directly by Fund II. Fairmount Healthcare Fund II GP LLC is the general partner of Fund II. The controlling persons of Fairmount are Mr. Harwin and Mr. Kiselak. Fairmount serves as investment adviser for Fund II and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), of any securities of the Issuer held by Fund II. Fund II has delegated to Fairmount the sole power to vote and the sole power to dispose of all securities held in Fund II's portfolio, including the shares of the Issuer's Common Stock reported herein. Because Fund II has divested voting and investment power over the reported securities and cannot revoke such delegation on less than 61 days' notice, Fund II disclaims beneficial ownership of the securities for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managing members of Fairmount, Mr. Harwin and Mr. Kiselak may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Fairmount. Fairmount, Mr. Harwin, and Mr. Kiselak disclaim beneficial ownership of the securities reported in this Statement other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that any of Fairmount, Mr. Harwin, or Mr. Kiselak is the beneficial owner of such securities for any other purpose.
Address of principal business office or, if none, residence: c/o Fairmount Funds Management LLC, 200 Barr Harbor Drive, Suite 400, West Conshohocken, PA 19428.
Citizenship: Fairmount is a Delaware limited liability company. Fund II is a Delaware limited partnership. Mr. Harwin is a United States citizen. Mr. Kiselak is a Slovak Republic citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Fund II holds (i) 8,625,000 shares of Common Stock, (ii) Pre-Funded Warrants with the right to acquire 4,460,000 shares of Common Stock, (iii) 5,290,872 Series A-1 Warrants to purchase Common Stock, or in lieu thereof, Pre-Funded Warrants at an exercise price of $1.37 per share (the "A-1 Warrants"), and (iv) 9,729,523 Series B-1 Warrants to purchase Common Stock, or in lieu thereof, Pre-Funded Warrants, at an exercise price of $1.49 per share (the "B-1 Warrants"). Pursuant to the terms of the Pre-funded Warrants, the A-1 Warrants, and the B-1 Warrants, the Reporting Persons' are subject to a beneficial ownership limitation (the "Beneficial Ownership Limitation") that prevents the Reporting Persons from exercising any of the Pre-funded Warrants, the A-1 Warrants or the B-1 Warrants to the extent that, after giving effect to such exercise, the Reporting Persons, together with their affiliates, would beneficially own more than 9.99% of the Issuer's outstanding shares of Common Stock. Giving effect to the Beneficial Ownership Limitation, the Reporting Persons can currently acquire 3,836,101 shares of Common Stock upon the exercise of Pre-Funded Warrants.
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed with the SEC on February 14, 2025)

## Signatures
- Fairmount Funds Management LLC: /s/ Peter Harwin, Peter Harwin, Managing Member (02/17/2026)
- Fairmount Funds Management LLC: /s/ Tomas Kiselak, Tomas Kiselak, Managing Member (02/17/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Peter Harwin, Peter Harwin, Member (02/17/2026)
- Fairmount Healthcare Fund II L.P.: /s/ Tomas Kiselak, Tomas Kiselak, Member (02/17/2026)
- Peter Harwin: /s/ Peter Harwin, Peter Harwin (02/17/2026)
- Tomas Kiselak: /s/ Tomas Kiselak, Tomas Kiselak (02/17/2026)